SSLJ.com Limited Announces Appointment of New CEO and CFO

WUHAN, China, July 31, 2018 /PRNewswire/ -- SSLJ.com Limited (the “Company” or “SSLJ”) (NASDAQ: SSLJ), a vertically integrated online-to-offline (“O2O”) home improvement service and product provider in the People’s Republic of China (“PRC”), today announced that Mr. Warren Z. Wang was appointed as the Company’s Chief Executive Officer, succeeding Mr. Jianbao Li, and Mr. Ming Yi was appointed as Company’s Chief Financial Officer, effective July 29, 2018. Mr. Jianbao Li remains the Chairman of the Board of Directors.

Mr. Warren Z. Wang has a long track record of business success in key roles in various institutions. Mr. Wang has been the Chairman of Wall Street IPO Consultation, Inc., a New York based financial advisory company, since 2012. He served as Chairman of the Board of China INSOnline Corp, formerly a Nasdaq listed company, from January 4, 2008 to February 1, 2011 and has served as Executive Director and Chairman of ZYTX Technology Co., Ltd from July 2007. Mr. Wang holds an Executive Master of Business Administration degree from Peking University.

Mr. Ming Yi, our new Chief Financial Officer, has extensive experience in finance, business administration and public accounting with his sector expertise spanning retail/wholesale distribution, financial services and manufacturing. From 2016 to 2018, Mr. Yi served as the Chief Financial Officer of Wave Sync Corp. (OTC: WAYS). Prior to that, from 2011 to 2015, Mr. Yi was the chief financial officer at China Bio-Energy Corp as well as a senior manager at Qi He CPA Ltd., a PRC based-accounting firm. Mr. Yi holds a Bachelor of Science degree in Accounting from School of Business Administrations of Liaoning University, and a Master of Science degree in Accounting and Finance from Victory University, Australia. Mr. Yi is a Certified Public Accountant in Australia.

Mr. Warren Z. Wang, Chief Executive Officer of SSLJ.com Limited, remarked, “I am proud to steward SSLJ.com Limited through its next phase of growth. The Company is well-positioned for further expansion and I look forward to helping SSLJ continue to grow its business and drive shareholder value.”

Mr. Ming Yi, Chief Financial Officer of SSLJ.com Limited, stated, “I hope to utilize my experience in finance, public accounting, and business administration to contribute to the Company’s capital markets strategy and improve growth going forward. I am excited to join SSLJ’s passionate team.”

About SSLJ.com Limited

SSLJ.com Limited is a pioneer in the vertically integrated O2O home decoration service and product market with one of the largest market shares in China. The Company provides clients with a convenient, full-service, one-stop solution for its homes’ interior decoration and improvement needs by offering consulting, design, construction, and furnishing services as well as modern, high-quality and high-tech products. The Company has 9 branch companies and 12 sales offices in 10 cities, which are Beijing, Shanghai, Shenzhen, Wuhan, Suzhou, Hefei, Zhengzhou, Tianjin, Chengdu, Xi’an. For more information, please visit www.sslj.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

In China:

SSLJ.com Limited

Email: ir@sslj.com

In the United States:

Ascent Investor Relations LLC

Ms. Tina Xiao

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com